EXHIBIT 21

SUBSIDIARIES OF ALASKA AIR GROUP, INC.

Name	State of Incorporation
Alaska Airlines, Inc.	Alaska
Virgin America Inc.	Delaware
Horizon Air Industries, Inc.	Washington
McGee Air Services, Inc. (a)	Delaware
ASA Assurance, Inc.	Hawaii
Air Group Leasing, Inc.	Delaware

(a)	McGee Air Services, Inc. is a subsidiary of Alaska Airlines, Inc.